FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 27, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

I give below details of changes in the interests of:

* Directors and Persons Discharging Managerial Responsibility in the Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned persons arising from the sale of Ordinary Shares at a price of GBP 14.37 per Ordinary Share on 27 February 2007 to meet their tax liabilities following the vesting of a Performance Share Plan award:

        Mr J S Heslop               1,025
        Dr M M Slaoui               740
        Mr J Clarke                 2,870
        Mr D Learmouth              615

* Persons Discharging Managerial Responsibility in the American Depositary Shares (ADSs) of GlaxoSmithKline plc in respect of the undermentioned person arising from the sale of ADSs at a price of $56.45 per ADS on 27 February 2007 to meet their tax liabilities following the vesting of a Performance Share Plan award:

        Mr W Louv                   325

The Company, Directors, Persons Discharging Managerial Responsibility and Connected Persons were advised of these transactions on 27 February 2007.

* Dr M M Slaoui as a result of the grant of options and an award to his spouse, who is also employed by the company. Dr Slaoui's wife received the following awards:

        Award under                                                  ADSs
        GlaxoSmithKline Performance Share Plan (PSP)                 1,570
        GlaxoSmithKline Share Option Plan (Option Plan)              3,570
        GlaxoSmithKline Share Value Plan (SVP)                       890

The award of share options was made at a subscription price of $58.00 per ADS.

The Company and Dr Slaoui's wife were advised of these transactions on 26 February 2007.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

27 February 2007



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 27, 2007                                   By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc